Exhibit 99.1

Immuron CEO, Steven Lydeamore to present at Bioshares

Melbourne, Australia, July 24, 2023: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting at the 17th Bioshares Biotech Summit in Hobart on July 24th.

A copy of the presentation being made at the 17th Bioshares Biotech Summit is included below.

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting traveller’s diarrhoea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletised preparation of hyperimmune bovine antibodies and other factors, which when taken with meals bind to diarrhoea-causing bacteria and prevent colonisation and the pathology associated with traveller’s diarrhoea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Traveller’s Diarrhoea, reduce the risk of minor gastrointestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Traveller’s Diarrhoea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Traveller’s Diarrhoea

Traveller’s Diarrhoea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with Traveller’s Diarrhoea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercialising orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

BIOSHARES PRESENTATION 2 4 J U L Y , 2023 S teven Lydeamore NASD A Q: I M RN ASX: IMC - C E O

SAFE HARBOR STATEMENT

Certain statements made in this presentation are forward-looking statements and are based on Immuron's current expectations, estimates and projections. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "guidance" and similar expressions are intended to identify forward-looking statements.

Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron's control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements.

The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority.

FY2023 results in this presentation are subject to audit review.



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T O P I C S 1. Immuron Overview 2. US Department of Defense interest in Immuron Technology 3. Immuron’s DoD partnered programs 4. Commercial path forward if Travelan® Phase 2 study is successful 5. Partnering with the US Department of Defense 3

EXECUTIVE SUMMARY

Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases

Company Overview

- Two commercially available oral immunotherapeutic products – Travelan® and Protectyn®
- 4 clinical programs – Travelan® (Sponsor: Immuron), CampETEC (Sponsor: US Department of Defense), IMM-529 (Sponsor: Immuron), Travelan® (Sponsor: US Department of Defense)
- Market capitalisation of A$17.3m as of 19 Jul 23 with cash & cash equivalates balance of $18.5 million as of 31 Dec 22

Business Update

- Flagship product Travelan® growing strongly as overseas travel rebounds
- Travelan® (IMM-124E) IND filed with and approved by FDA
- Travelan® (IMM-124E) Phase 2 clinical trial initiated
- Travelan® Uniformed Health Services University P2TD IMM-124E field clinical trial recruited ~300 (>35% of target 868)
- CampETEC IND approved (released from Clinical Hold)

Results & Outlook

- FY23 sales of A$1.80 million up 136% on FY22 (subject to audit review)
- Evaluating options to enter Asian and European markets through distributors
- Evaluating options to add to marketed products portfolio in FY24 immuron

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ADDRESSABLE MARKET & INDUSTRY OVERVIEW


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Billion Dollar Market

Traveller's diarrhoea treatment market is large and growing at a CAGR of ~7%

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent Symptom

30% - 70% of travelers experience traveller's diarrhoea**

Chief Commercial Officer has 20+ year's experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G

USA Market

amazon.com shopfront launch 1QFY24
Re-entry into retail pharmacies will be explored in FY24

Evaluating options:

- for entry into Asia and Europe
- to add marketed products to portfolio in FY24

$83m

Based on US annual travel numbers and a penetration rate of 15%, **the market potential is estimated at $83m***

$50m

Based on EU travel numbers and a penetration rate of 15%, the **market potential is estimated at $50m***

$1.7b

Clostridioides difficile infections (CDIs) to grow to almost $1.7 billion by 2026, according to GlobalData

Immuron

** IMC Company Report - Travelan Market Analysis 2019*
*** Centers for Disease Control and Prevention Yellow Book*

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TECHNOLOGY PLATFORM

Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

Immuron's proprietary technology platform ***combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies*** that offer delivery within the gastrointestinal ("GI") tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces.



STEP 1
Development of Highly Specific Vaccines



STEP 2
Isolation of Hyperimmune antibody-rich bovine colostrum



STEP 3
Oral Antimicrobial therapeutics without drawbacks of antibiotics


Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF!
CLINICALLY PROVEN - OVER 90% PROTECTION

FINAL PRODUCT
Toxin Neutralization + Clearance of targeted gut pathogens

- ✓ *Reduce occurrence and reduce/relieve diarrhoea*
- ✓ *Reduce/relieve abdominal cramping*
- ✓ *Reduce/relieve gastrointestinal pain*
- ✓ *Assists repair of gastrointestinal/gut wall lining*
- ✓ *Enhance/promote immune defence*
- ✓ *Enhance/promote health liver function*

Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

IMMURON

** Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1-11, https://doi.org/10.1016/j.nfs.2021.10.001*

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US DEPARTMENT OF DEFENSE

MTEC Medical Technology Enterprise Consortium

- Managed by the Department of Defense collaborating with multiple government agencies
- Focuses on development of medical solutions to protect, treat, and optimize health and performance of U.S. military personnel and civilians

WRAIR Walter Reed Army Institute of Research — Soldier Health • World Health

- Focuses on innovative medical solutions to a range of Force Health Protection and Readiness challenges currently facing U.S. Service Members, along with threats anticipated during future operations
- Created a model of vaccine and therapeutic development that is unique, nimble, and responsive to dynamically evolving **infectious disease** threats of military importance

AFRIMS Research Excellence — ARMED FORCES RESEARCH INSTITUTE OF MEDICAL SCIENCES

- Optimize soldier lethality by developing solutions to **infectious diseases** capability gaps through product development and surveillance research in Asia

NAVAL MEDICAL RESEARCH COMMAND

- NMRC's mission is to conduct health and medical research, development, testing, evaluation, and surveillance to enhance deployment readiness of DoD personnel worldwide
- NRMC focuses on solutions to operational medical problems such as battlefield neurotrauma and wound infections, decompression sickness, naturally occurring **infectious diseases**, and biological threat agents; and is home to the DoD bone marrow registry

UNIFORMED SERVICES UNIVERSITY

- Coordinates, initiates, and supports research related to military health needs based on a holistic framework of health that includes prevention, resilience, treatment, recovery, rehabilitation, reintegration, and the overall well-being of the warfighter, as well as dual benefit outcomes that will improve civilian health. Our team advances research and collaborations utilizing several mechanisms, to include grants and a variety of cooperative agreements.

immuron

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

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US ARMY MEDICAL RESEARCH & DEVELOPMENT COMMAND

Diarrhea ranked 1st among 57 infectious disease threats by the 2019 Military Infectious Disease Research Program's Infectious Disease Threat Prioritization Panel based on its impact to readiness.

Bacterial pathogens are the predominant risk, thought to account for the majority of traveler's diarrhea.

76% of Soldiers in OIF and OEF experienced traveler's diarrhea early in their deployment.

The threat of diarrhea will only grow as the effectiveness of antibiotics continues to diminish.

Olson et al. "Tropical Diseases, Travel Medicine and Vaccines, 2019, 5:1-15 Page 3

Key Commentary

- **US Military Infectious Diseases Research Program (MIDRP)**
- The mission of the MIDRP is to plan, coordinate and oversee for the US DOD requirements-driven medical solutions that **PREVENT, PREDICT, and TREAT** infectious diseases threats
- Diarrheal disease is the leading infectious threat facing deployed U.S. Military
- Effective vaccines are the most suitable preventive measure for infectious diarrheal diseases but there are no licensed products available
- Enteric countermeasure products need to provide protection against military-relevant enteric pathogens
- **The DoD is working with Immuron to develop products with coverage for *Shigella*, *Campylobacter* and multiple ETEC phenotypes and is investigating the possibility of increasing coverage to other pathogens including enteroaggregative *E. coli* (EAEC)**

Military Infectious Diarrhea Etiological Agents


None Identified 30%
Multiple 9%
Parasitic 3%
Viral 6%
Bacteria 52%
Listed In Order
enterotoxigenic E. coli (ETEC)
enteroaggregative E. coli (EAEC)
Campylobacter
Shigella
enteropathogenic E. coli (EPEC)
Salmonella

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

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US DOD R&D COLLABORATION AGREEMENTS

	NMRC	AFRIMS	WRAIR
Travelan®(ETEC)	✔ (Established)	✔ (Established)	✔ (Established)
Campylobacter	✔ (Established)		
Shigella	✔ (Developing)		✔ (Developing)

✔ Established

✔ Developing

Key Commentary

- Immuron partnered with AFRIMS, NMRC & WRAIR to test Travelan® against Campylobacter, ETEC, Shigella and Vibrio cholera
- Walter Reed Army Institute of Research – **June 2016**
- Armed Forces Research Institute of Medical Sciences (AFRIMS) – **June 2016**
- Naval Medical Research Command – **August 2016**
- Travelan® binds 180 pathogenic strains of bacteria from infected personnel deployed in Bhutan, Cambodia, Nepal and Thailand (ETEC, Shigella, Campylobacter)
- Travelan® binds to 71 pathogenic strains of Vibrio cholera from infected personnel in Bangladesh, Cambodia, and Thailand
- Travelan® prevented the development of Shigellosis in 75% of non-human primates receiving therapy



ALL NATURAL
Travelan
YOU NEED PREVENTION NOT RELIEF
Reduces the risk of Travellers' Diarrhoea
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Australian Packaging



ALL NATURAL
Travelan
Hyperimmune Colostrum
Dietary Supplement
DIGESTIVE TRACT PROTECTION
WHEREVER YOU ARE
The Alternative to Occasional Diarrhea BEFORE it Starts
CLINICALLY PROVEN STRENGTH
30 CAPLETS

USA Packaging

- **US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® more suited for use by the military**
  - IMM-124E (Travelan®) IND was approved by the FDA in December 2022
  - Initiated clinical trial May 2023: NCT05933525
- **Travelan® - Uniformed Services University** has recruited more than 35% of participants in a randomized clinical trial with Travelan® to evaluate the effectiveness for prophylaxis during deployment or travel to a high traveler's diarrhea risk region
  - NCT04605783
- **Naval Medical Research Command Clinical Trials of CampETEC** in campylobacter and enterotoxigenic *E.coli* (ETEC)
  - Animal ethics approval for Toxicology study – 22 November 2022
  - Immuron sponsored Toxicology study - completed 20 December 2022
  - FDA removed Clinical Hold on Campylobacter ETEC – 8 May 2023

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

IMMURON 9

TRAVELAN® DRUG DEVELOPMENT PLAN

Travelan® for FDA approval as biologic to reduce the risk of traveller's diarrhoea (TD) in travellers to endemic areas:


DoD-supported challenge trial
Assimilate Data to Support IND Submission to FDA
Hold Pre-IND Meeting to Discuss Merits of Application
File IND with Plan for Double-Blind, Placebo-Controlled Field Trial(s) in Travelers to TD-Endemic Areas
Execute Field Trial and File Registration Package

IMMURON

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

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TRAVELAN® DRUG DEVELOPMENT PLAN Travelan® sits around Milestone B. In applying for the MTEC grant, Immuron had a high TRL rating. The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government 11

PARTNERING WITH US DEPARTMENT OF DEFENSE


MTEC
MTEC
MEDICAL TECHNOLOGY ENTERPRISE CONSORTIUM
Medical Technology Enterprise Consortium
MTEC BIDS Home
Learn More | How to Join

MTEC Membership

Note: In order to respond to any solicitation on this site, you must be a member of the MTEC Consortium.

Solicitations include awards from:

Military Infectious Diseases Research Program (MIDRP)

Combat Casualty Care Research Program (CCCRP)

Military Operational Medicine Research Program (MOMRP)

Clinical and Rehabilitative Medicine Research Program (CRMRP)

Medical Simulation and Information Sciences Research Program (MSISRP)

- **Join funding consortiums like MTEC** which the U.S. Army Medical Research and Development Command (USAMRDC) and other DoD agencies offer funding opportunities to members through solicitations called Requests for Prototype Proposals (RPPs): https://mtec-sc.org/how-to-join/
- **Register on the various U.S. Government / DoD grant funding platforms as a Nontraditional Defense Contractor**: http://uscode.house.gov/view.xhtml?req=granuleid:USC-prelim-title10-section3014&num=0&edition=prelim
- **The System for Award Management (SAM.gov) is an official website of the U.S. Government**. https://sam.gov/content/home
- There is no cost to use SAM.gov. You can use this site to:
- Register to do business with the U.S. Government
- Search for contract opportunities
- Access publicly available awards
- **Understand the terms and processes**, e.g.
  - Technology Readiness Levels: https://mtec-sc.org/wp-content/uploads/2016/12/TRL-definitions.pdf
  - **Grant application and approval process**: https://research.uga.edu/docs/units/dsc/MTEC-Proposal-Preparation-Guide.pdf
- **Connect with DoD leadership** at USAMRDC and others like the US Military Infectious Diseases Research Program (MIDRP); key decision-making bodies for future solicitations; membership of MTEC facilitates this

IMMURON

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

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immuron

STEVEN LYDEAMORE
CHIEF EXECUTIVE OFFICER
IMMURON LIMITED

CONTACT INFORMATION:

EMAIL: STEVE@IMMURON.COM

PHONE: AUSTRALIA: +613 8892 4854

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SCIENTIFIC REFERENCES

Travelan® (IMM-124E)

Travelan® has been shown to reduce both the incidence and severity of ETEC-induced diarrhea in up to 90% of volunteers	Scandinavian Journal of Gastroenterology, 46:7-8, 862-868, DOI: 10.3109/00365521.2011.574726
Travelan as a broad Spectrum anti-bacterial	Immuron Limited, 29 April, 2011
Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler's diarrhea	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019
Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018
Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella	US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017
Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens	Islam et al., 2020. Submitted to mSphere, American Society for Microbiology
Bioactive Immune Components of Travelan®	Clin Vaccine Immunol 24:e00186-16. https://doi.org/10.1128/CVI.00186-16
Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM-124E) has a non-detrimental effect on gut microbial communities in unchallenged mice	Rachele Gore, Mitra Mohsenipour, Jennifer L Wood, Gayathri K Balasuriya, Elisa L Hill-Yardin, Ashley E Franks
Administration of the Hyper-immune Bovine Colostrum Extract IMM-124E Ameliorates Experimental Murine Colitis	Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785–797, https://doi.org/10.1093/ecco-jcc/jjy213

IMM-529

Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative	Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

IMMURON

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PARTNERING WITH US DEPARTMENT OF DEFENSE LEARN YOUR ACRONYMS

Acronyms	Abbreviations	Acronyms	Abbreviations
ACURO	Animal Care and Use Review Office	NAMD	Naval Advanced Medical Development
ATI	Advanced Technology International	NDC	Nontraditional Defense Contractor
DUNS	Data Universal Numbering System	NMRC	Naval Medical Research Command
HRPO	Human Research Protection Office	OHRO	Office of Human Research Oversight
IACUC	Institutional Animal Care and Use Committee	ROM RPP	Rough Order of Magnitude Request for Project Proposals
KRL	Knowledge readiness level	TRL	Technology readiness level
MTEC	Medical Technology Enterprise Consortium	USAMRDC	U.S. Army Medical Research and Development Command
MIDRP	Military Infectious Diseases Research Program	WRAIR	Walter Reed Army Institute of Research

IMMURON

The views expressed in this presentation are those of the author and do not necessarily reflect the official policy or position of the Department of the Army, Department of the Navy, Department of Defense, nor the U.S. Government

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